EXHIBIT 21.1

Subsidiaries of EVERTEC, Inc.

Name	Jurisdiction of Incorporation
EVERTEC Costa Rica, S.A.	Costa Rica
EVERTEC Panama, S.A.	Panama
EVERTEC Dominicana, SAS	Dominican Republic
EVERTEC Group, LLC	Puerto Rico
EVERTEC Intermediate Holdings, LLC	Puerto Rico
EVERTEC Mexico Servicios de Procesamiento, S.A. de C.V.	Mexico
EVERTEC Guatemala, S.A.	Guatemala
Processa, S.A.S	Colombia
EVERTEC USA, LLC	Delaware